FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of December, 2005

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

December 7, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

Dan MacInnis joins board of MAX Resource Corp.

MAX Resource Corp. is pleased to announce that Dan MacInnis has agreed to join its Board of Directors, effective immediately.

Mr. MacInnis is currently the President and CEO of MAG Silver Corp. (TSX-V: MAG) and has over 30 years of experience in mineral exploration on an international basis.  He has extensive experience in property acquisitions and joint venture negotiations, with a significant number of mineral discoveries having been made under his guidance.  In addition, Mr. MacInnis has managed and directed multi-million dollar exploration programs for Noranda Exploration, Battle Mountain Gold/Hemlo Gold, and Sargold Resources.

Mr. MacInnis is a Registered Professional Geoscientist (P. Geo) and a graduate of Saint Francis Xavier University in Nova Scotia with a B Sc. in Geology.

 “We are very pleased to have Dan join the MAX team, as he provides additional technical experience at the board level that will prove invaluable as we expand our property portfolio and exploration activities in the coming year” said Stuart Rogers, the President of MAX  Resource Corp.

To accommodate the appointment of Mr. MacInnis, George Young has agreed to step down from the Board to focus on his other business interests.   MAX would like to thank Mr. Young for his contribution to the Company’s development and wishes him well in his current and future endeavours

The Company has also agreed to grant incentive stock options to directors on 50,000 common shares at an exercise price of $0.60 per share for a period of two years.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  January 5, 2006

By:     /s/ Stuart Rogers

Stuart Rogers

Director